# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sphere 3D Corp., CIK 0001591956
CUSIP: 84841L506
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 243 Tresser Blvd, 17th Floor, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 06/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002140127

## Reporting persons
- Thomas Masiero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,636; shared voting power 509,105; sole dispositive power 4,636; shared dispositive power 509,105; aggregate amount beneficially owned 513,741 (6.7% of the class)
  Comment: For Items numbered 9 & 11 above, represents (i) 4,636 Common Shares held directly by Mr. Masiero; (ii) 2,066 Common Shares held by the Kingdom First Trust; (iii) 470,135 Common Shares held by the Thy Kingdom Trust; and (iv) 36,904 Common Shares held by the Poimen Trust. Mr. Masiero is a trustee, and has voting and dispositive control over the Common Shares held by, each of the Kingdom First Trust, the Thy Kingdom Trust and the Poimen Trust. The beneficiaries of the Kingdom First Trust and the Thy Kingdom Trust are family members of Mr. Masiero. The beneficiaries of the Poimen Trust are Thy Kingdom Trust and, an unaffiliated trust, the Togetsu Trust. As a result, Mr. Masiero does not maintain any pecuniary interest in the shares held by the Poiment Trust, Kingdom First Trust or Thy Kingdom Trust. Percent of class represented is based on 7,639,893 Common Shares outstanding as of June 19, 2026 as provided by Issuer.
- Kingdom First Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 2,066; shared voting power 0; sole dispositive power 2,066; shared dispositive power 0; aggregate amount beneficially owned 2,066 (0% of the class)
- Thy Kingdom Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 470,135; shared voting power 0; sole dispositive power 470,135; shared dispositive power 0; aggregate amount beneficially owned 470,135 (6.2% of the class)
- Poimen Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 36,904; shared voting power 0; sole dispositive power 36,904; shared dispositive power 0; aggregate amount beneficially owned 36,904 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Sphere 3D Corp.
Address of issuer's principal executive offices: 243 Tresser Blvd, 17th Floor, Stamford, CONNECTICUT 06901

## Item 2. Person Filing
Name of person filing:
Thomas Masiero
Kingdom First Trust
Thy Kingdom Trust
Poimen Trust
Address of principal business office or, if none, residence:
Thomas Masiero
3205 Election Rd.
Pall Mall, TN 38577

Kingdom First Trust
3205 Election Rd.
Pall Mall, TN 38577

Thy Kingdom Trust
3205 Election Rd.
Pall Mall, TN 38577

Poimen Trust
3205 Election Rd.
Pall Mall, TN 38577
Citizenship:
Thomas Masiero - United States of America
Kingdom First Trust - Tennessee
Thy Kingdom Trust - Tennessee
Poimen Trust - Tennessee

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Thomas Masiero acquired the Common Shares reported herein in exchange for his shares of Cathedra Bitcoin Inc. in connection with the previously announced and completed acquisition of Cathedra Bitcoin Inc. by Sphere 3D Corp. Mr. Masiero may be deemed to beneficially own an aggregate of 513,741 Common Shares, including (i) 4,636 Common Shares held directly by Mr. Masiero; (ii) 2,066 Common Shares held by the Kingdom First Trust; (iii) 470,135 Common Shares held by the Thy Kingdom Trust; and (iv) 36,904 Common Shares held by the Poimen Trust. Mr. Masiero is a trustee, and has voting and dispositive control over the Common Shares held by, each of the Kingdom First Trust, the Thy Kingdom Trust and the Poimen Trust. The beneficiaries of the Kingdom First Trust and the Thy Kingdom Trust are family members of Mr. Masiero. The beneficiaries of the Poimen Trust are Thy Kingdom Trust and, an unaffiliated trust, the Togetsu Trust. As a result, Mr. Masiero does not maintain any pecuniary interest in the shares held by the Poiment Trust, Kingdom First Trust or Thy Kingdom Trust. Percent of class represented is based on 7,639,893 Common Shares outstanding as of June 19, 2026 as provided by Issuer.
Percent of class: 6.70
Sole power to vote or to direct the vote: 4,636
Shared power to vote or to direct the vote: 509,105
Sole power to dispose or to direct the disposition: 4,636
Shared power to dispose or to direct the disposition: 509,105

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Thomas Masiero is a trustee, and has voting and dispositive control over the Common Shares held by each of the Kingdom First Trust, the Thy Kingdom Trust and the Poimen Trust. The Kingdom First Trust beneficially owns an aggregate of 2,066 Common Shares. The Thy Kingdom Trust beneficially owns an aggregate of 470,135 Common Shares. The Poimen Trust beneficially owns an aggregate of 36,904 Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k).

## Signatures
- Thomas Masiero: /s/ Thomas Masiero, Thomas Masiero (07/08/2026)
- Kingdom First Trust: /s/ Thomas Masiero, Thomas Masiero, Trustee (07/08/2026)
- Thy Kingdom Trust: /s/ Thomas Masiero, Thomas Masiero, Trustee (07/08/2026)
- Poimen Trust: /s/ Thomas Masiero, Thomas Masiero, Trustee (07/08/2026)